TABLE OF CONTENTS

FORM S-8
PART II
    INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
Exhibit 4.3 1999 Long Term Incentive Stock Plan
Exhibit 5.1 Thompson Hine Letter
Exhibit 23.1 Consent of Independent Auditors
Exhibit 24.1 Limited Power of Attorney

FORM S-8
PART II
    INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
Exhibit 4.3 1999 Long Term Incentive Stock Plan
Exhibit 5.1 Thompson Hine Letter
Exhibit 23.1 Consent of Independent Auditors
Exhibit 24.1 Limited Power of Attorney

As filed with the Securities and Exchange Commission on January 29, 2002.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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ROBBINS & MYERS, INC.
(Exact Name of Registrant as Specified in Its Charter)

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Ohio	**31-4242200**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

1400 KETTERING TOWER
DAYTON, OHIO 45423
(937) 222-2610
(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive office)

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ROBBINS & MYERS, INC.
1999 LONG-TERM INCENTIVE STOCK PLAN
(Full title of the plan)

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Joseph M. Rigot, Esq.
Thompson Hine LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402
(937) 443-6586
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

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CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares, no par value	550,000	$22.30	$12,265,000	$1,129

1) In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of shares of Common Shares that may be offered or sold as a result of any adjustments from stock splits, stock dividends or similar events.

2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) and Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices for a Common Shares reported on the New York Stock Exchange on January 24, 2002.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

The Registration Statement on Form S-8 (Reg. No. 333-35856) filed by Robbins & Myers, Inc., an Ohio corporation (the "Registrant"), is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on January 29, 2002.

ROBBINS & MYERS, INC.

By   /s/ Gerald L. Connelly

Gerald L. Connelly
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	
/s/ Gerald L. Connelly Gerald L. Connelly	President and Chief Executive Officer (Principal Executive Officer) and Director	January 29, 2002
/s/ Kevin J. Brown Kevin J. Brown	Vice President and Chief Financial Officer (Principal Financial Officer)	January 29, 2002
/s/ Thomas J. Schockman Thomas J. Schockman	Corporate Controller (Principal Accounting Officer)	January 29, 2002
* Maynard H. Murch IV	Chairman of the Board	January 29, 2002
* Robert J. Kegerreis	Director	January 29, 2002

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_____*	Director	January 29, 2002
Thomas P. Loftis		
_____*	Director	January 29, 2002
William D. Manning		
_____*	Director	January 29, 2002
John N. Taylor, Jr.		

*   The undersigned, by signing his name hereto, does hereby execute this registration statement on behalf of the directors of the registrant indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and incorporated by reference as an exhibit to this registration statement.

/s/ Gerald L. Connelly
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Gerald L. Connelly
Attorney-In-Fact
January 29, 2002

INDEX TO EXHIBITS

(4)   INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS,
        INCLUDING INDENTURES

   4.1   Amended Articles of Incorporation of Robbins & Myers, Inc. (filed as Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended February 28, 1998).

   4.2   Code of Regulations of Robbins & Myers, Inc. (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2001).

   *4.3   Robbins & Myers, Inc. 1999 Long-Term Incentive Stock Plan, as amended.

(5)   OPINION RE LEGALITY

   *5.1   Opinion of Thompson Hine LLP with respect to the legality of the securities being registered.

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(23)   CONSENTS OF EXPERTS AND COUNSEL

     *23.1   Consent of Ernst & Young LLP.

     *23.2   Consent of Thompson Hine LLP (contained in their opinion filed as Exhibit 5.1).

(24)   POWERS OF ATTORNEY

     *24.1   Powers of Attorney granted by each director whose name was signed to this registration statement by power of attorney.

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*   Filed herewith.